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                             August 4, 2022

       Jack Kong
       Chairman
       Nano Labs Ltd
       30th Floor Dikaiyinzuo
       No. 29, East Jiefang Road
       Hangzhou, Zhejiang
       People's Republic of China

                                                        Re: Nano Labs Ltd
                                                            Confidential Draft
Registration Statement on Form F-1
                                                            Submitted July 25,
2022
                                                            CIK No. 0001872302

       Dear Mr. Kong:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form F-1 Submitted on July 25, 2022

       Prospectus Cover Page, page i

   1.                                                   Please provide
prominent disclosure on the cover page to state that the purpose of this offering is to be of a
supplemental nature to raise additional funds to meet NASDAQ
                                                        Listing Rule
5210(k)(i), disclosure quantifying the shortfall from $25 million, and whether this offering would be
sufficient to rectify the NASDAQ rule.
 Jack Kong
FirstName
Nano Labs LastNameJack Kong
           Ltd
Comapany
August     NameNano Labs Ltd
       4, 2022
August
Page 2 4, 2022 Page 2
FirstName LastName
2. Please provide updated disclosure on the prospectus cover page and risk factors regarding the company's failure to satisfy NASDAQ Listing Rule 5210(k)(i), NASDAQ's pending determination to delist your ADSs from the Nasdaq Global Market, and the current status of that proceeding.
       Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:      Dan Ouyang